UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On January 26, 2018, Husky Energy Inc. announced that the Canada-Newfoundland and Labrador Offshore Petroleum Board (C-NLOPB) today announced it has lifted the notice to suspend operations for the SeaRose floating production, storage and offloading (FPSO) vessel and associated facilities. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333- 222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: January 26, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy to Resume SeaRose Operations

The Canada-Newfoundland and Labrador Offshore Petroleum Board (C-NLOPB) today announced it has lifted the notice to suspend operations for the SeaRose floating production, storage and offloading (FPSO) vessel and associated facilities.

The January 17, 2018 C-NLOPB notice to suspend operations resulted from an incident in March 2017 where Husky Energy departed from its agreed Ice Management Plan by not disconnecting the vessel and sailing away when an iceberg entered its quarter-mile exclusion zone.

“We could have and should have responded differently according to the pre-existing plan, and have learned from this incident,” said CEO Rob Peabody. “We will apply these lessons and share the learnings broadly in the region and across the company.

“Our engagement with the C-NLOPB was constructive and cooperative. We share the same objective. The safety of our people and the protection of the environment is our first priority and in this case we let ourselves down.”

In conjunction with the C-NLOPB, a series of actions have been taken to ensure this type of incident cannot happen again, including:

•

A comprehensive review of Husky’s ice management and emergency response plans has been conducted, and further improvements have been made and implemented. The emergency response plan reinforces that the SeaRose FPSO must be disconnected if a threatening iceberg enters the 0.25 nautical mile ice exclusion area and that there can be no exceptions.

•	Husky completed an emergency response drill, observed by the C-NLOPB, industry partners and the offshore facilities certifying authority.

•	Management has met with employees onshore and offshore to communicate the changes being made and to reinforce that procedures must be followed with no exceptions.

•

Organizational changes include the appointment of Trevor Pritchard as Senior Vice President, Atlantic Region. He was previously the Company’s head of safety, overseeing operational integrity and ensuring a safe work environment. Pritchard will report directly to Chief Operating Officer Rob Symonds.

“Trevor Pritchard is well known to many in Newfoundland and Labrador. He has previously led the business and under his leadership the SeaRose FPSO established a solid track record for safety and reliability,” said Peabody. “I’m very pleased he has agreed to move from his previous position leading Process and Occupational Safety for the whole of Husky to return to a province where I know he has strong ties.

“Under Trevor’s leadership we look forward to resuming production, continuing our exploration in both the Jeanne d’Arc and Flemish Pass basins and progressing the West White Rose project to first production in 2022.”

The March 2017 incident did not result in any product release or environmental impact.

The safe and controlled resumption of operations is expected to take approximately three days. The SeaRose FPSO was producing approximately 27,000 barrels of oil per day (Husky working interest, before royalties) prior to the suspension of operations.

Media and Investor Inquiries:

Mel Duvall, Manager, Media & Issues

403-513-7602

Rob Knowles, Manager, Investor Relations

587-747-2116

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of first production at the West White Rose project; and the expected duration of the resumption of operations.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2016 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

2 HUSKY ENERGY INC.